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January 13, 1997


First Fortis Life Insurance Company
P.O. Box 3249
Syracuse, NY 13220

Dear Sirs:

This opinion is furnished in connection with the filing of the Registration Statement on Form S-1 ("Registration Statement") by First Fortis Life Insurance Company ("First Fortis") for general account interests pursuant to Flexible Premium Deferred Annuity Contracts ("Contracts"). The Registration Statement covers a proposed maximum aggregate offering price of $20,000,000. Purchase payments to be received under the Contracts and allocated to the general account will be held by First Fortis in a non-unitized separate account with reserves established by First Fortis to support such Contracts.

The Contracts are designed to provide annuity benefits and are to be offered in the manner described in the Prospectus which is included in the Registration Statement.

The Contracts will be sold only in jurisdictions authorizing such sales.

I have examined all such corporate records of First Fortis and such other documents and laws as I consider appropriate as a basis for this opinion. On the basis of such examination, it is my opinion that:

1. First Fortis is a corporation duly organized and validly existing under the laws of the State of New York.

2. The non-unitized separate account is established and maintained by First Fortis pursuant to the laws of the State of New York.

3. When issued and sold as described above, the general account interests will be duly authorized and will constitute legal, validly issued and binding obligation of First Fortis in accordance with the terms of the Contracts.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of my name under the caption "Legal Matters" in the Prospectus contained in the Registration Statement.

Sincerely,

/s/ David A. Peterson

David A. Peterson
Assistant General Counsel